Exhibit 99.3

DLA Piper (Canada) LLP Suite 6000, 1 First Canadian Place PO Box 367, 100 King St W Toronto ON M5X 1E2 www.dlapiper.com DLA Piper (Canada) LLP T 416.365.3500 F 416.365.7886

May 2, 2022

We hereby consent to the references to our name under the headings “Legal Matters” and “Enforceability of Civil Liabilities”, and to the references to our statements under the headings “Certain Canadian Federal income Tax Considerations” and “Eligibility for Investment”, in the prospectus supplement dated May 2, 2022 forming a part of the Registration Statement on Form F-10 of HEXO Corp. filed on May 10, 2021, as amended by Post-Effective Amendment No. 1 to Form F-10 Registration Statement filed on May 28, 2021 (Registration No. 333-255264).

In giving this consent, we do not acknowledge that we come within the category of persons whose consent is required by the United States Securities Act of 1933, as amended, or the rules and regulations thereunder.

/s/ DLA Piper (Canada) LLP

DLA Piper (Canada) LLP